                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 7 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Odyssey Re Holdings Corp.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    67612W108
                                    ---------
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                             Christopher J. Cummings
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                November 16, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
  1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 2 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       V. Prem Watsa

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Canada

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            IN

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 3 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       1109519 ONTARIO LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Ontario, Canada

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 4 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       THE SIXTY TWO INVESTMENT COMPANY LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       British Columbia

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 5 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       810679 ONTARIO LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Ontario, Canada

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                      13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 6 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       FAIRFAX FINANCIAL HOLDINGS LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Canada

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 7 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       FFHL GROUP LTD.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Canada

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                  73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 8 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       FAIRFAX INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Wyoming

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          52,564,400
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             52,564,400

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   52,564,400

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   73.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                           Page 9 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       TIG HOLDINGS, INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Delaware

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          46,200,000
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             46,200,000

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   46,200,000

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   64.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                          Page 10 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       TIG INSURANCE GROUP, INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       California

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          46,200,000
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             46,200,000

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person   46,200,000

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                   64.9

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                          Page 11 of 36 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       TIG INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       California

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          3,916,841
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             3,916,841

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person    3,916,841

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                    5.5

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                          Page 12 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       ORH HOLDINGS INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Delaware

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          6,166,667
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             6,166,667

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person    6,166,667

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                    8.7

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108                                          Page 13 of 36 Pages


--------------------------------------------------------------------------------
(1)    Name of Reporting Person
       UNITED STATES FIRE INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                (a)   [ ]
                                                                       (b)   [X]

--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds
       OO

--------------------------------------------------------------------------------
(5)    Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).                                        [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Delaware

--------------------------------------------------------------------------------
                      (7)    Sole Voting Power

                      ----------------------------------------------------------
     Number of        (8)    Shared Voting Power
Shares Beneficially          800,000
       Owned          ----------------------------------------------------------
      by Each         (9)    Sole Dispositive Power
     Reporting
    Person With       ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                             800,000

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by each Reporting Person      800,000

--------------------------------------------------------------------------------
(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)                    1.1

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)                            CO

--------------------------------------------------------------------------------

          This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited ("Fairfax"), Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, and ORH Holdings Inc., as amended by Amendment No. 1 thereto filed on March 7, 2003, by Amendment No. 2 thereto filed on November 23, 2004, by Amendment No. 3 thereto filed on October 12, 2005, by Amendment No. 4 thereto filed on December 27, 2005, by Amendment No. 5 thereto filed on February 28, 2006, and by Amendment No. 6 thereto filed on August 21, 2006 (such schedule, as amended, the "Schedule 13D") in relation to shares of common stock, par value $0.01 per share, of Odyssey Re Holdings Corp. ("Shares").

          Amendment No. 1 to the Schedule 13D related to the purchase by Fairfax, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the "2003 Purchased Shares") in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the "Old Exchangeable Notes"), exchangeable into 4,300,000 Shares.

          Amendment No. 2 to the Schedule 13D related to the purchase (the "2004 Purchase") by a subsidiary of Fairfax of its $78,045,000 aggregate principal amount of Old Exchangeable Notes in a private transaction. As consideration, the subsidiary issued $100,964,000 aggregate principal amount of new 3.15% Exchangeable Notes due November 19, 2009 (the "New Exchangeable Notes"). The New Exchangeable Notes are exchangeable into 4,300,000 Shares. The Old Exchangeable Notes have been cancelled.

          Amendment No. 3 to the Schedule 13D related to the purchase (the "2005 Purchase") by a subsidiary of Fairfax of 3,100,000 Shares in Odyssey Re Holdings Corp.'s underwritten public offering of 4,100,000 Shares made pursuant to Odyssey Re Holdings Corp.'s prospectus supplement dated October 6, 2005, filed with the Securities and Exchange Commission on October 7, 2005.

          Amendment No. 4 to the Schedule 13D related to the transfer (the "2005 Transfer") by TIG Insurance Company, a wholly-owned subsidiary of Fairfax, of 7,744,125 Shares to TIG Insurance Group, Inc., another wholly-owned subsidiary of Fairfax, in exchange for all of the issued and outstanding shares of common stock of Fairmont Specialty Group, Inc., another wholly-owned subsidiary of Fairfax.

          Amendment No. 5 to the Schedule 13D related to the purchase (the "Purchase") by Fairfax Inc., a wholly-owned subsidiary of Fairfax, of 1,000,000 Shares from TIG Insurance Company, another wholly-owned subsidiary of Fairfax.

          Amendment No. 6 to the Schedule 13D related to the purchase and cancellation by a subsidiary of Fairfax of $23,480,000 aggregate principal amount of New Exchangeable Notes.

          This Amendment No. 7 to the Schedule 13D relates to (i) a proposed registered underwritten public offering of 9,000,000 Shares (10,350,000 Shares if the underwriters' over-allotment option is exercised in full) by certain subsidiaries of Fairfax and (ii) the delivery, on November 16, 2006, of 2,900,000 Shares by Fairfax Financial (US) LLC ("Fairfax LLC") to the holder of the outstanding New Exchangeable Notes in exchange for such New Exchangeable Notes, following the exercise, pursuant to the terms of the New Exchangeable Notes, by such holder of its right to exchange such New Exchangeable Notes for such Shares.

          The following amendments to Items 4, 5, 6 and 7 of the Schedule 13D are hereby made.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "The 2003 Purchased Shares were acquired and the 2004 Purchase, the 2005 Purchase, the 2005 Transfer and the Purchase were made by Fairfax for investment purposes and in order for Odyssey Re Holdings Corp. ("OdysseyRe") to be included in Fairfax's U.S. consolidated tax group so as to more quickly use Fairfax's future income tax asset and to allow for the cash flow benefit of receiving tax sharing payments from OdysseyRe. On August 28, 2006, Fairfax purchased 175,000 Shares from Fairfax Inc. The August 28, 2006 purchase transaction resulted in the removal of OdysseyRe from Fairfax's U.S. consolidated tax group.

          The Reporting Persons have the following plans and proposals:

     (a) Fairfax has exercised its rights under the registration rights agreement described below in Item 6 and OdysseyRe has filed on November 16, 2006 a registration statement on Form S-1 providing for the resale by certain subsidiaries of Fairfax of 9,000,000 Shares (10,350,000 Shares if the underwriters' over-allotment option is exercised in full), in anticipation of the sale of such Shares in a proposed registered underwritten public offering. The manner, timing and execution of any sale of any or all of such Shares are in Fairfax's discretion (provided that no sales may be made pursuant to such registration statement until it is declared effective by the Securities and Exchange Commission) and subject to market conditions and may not occur.

          Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of Shares, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in OdysseyRe, including the price and availability of the Shares, subsequent developments affecting OdysseyRe's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in OdysseyRe;

          (b) The Reporting Persons have no plans or proposals to cause OdysseyRe to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of OdysseyRe or any of its subsidiaries;

          (c) The Reporting Persons have no plans or proposals to cause OdysseyRe or any of its subsidiaries to sell or transfer a material amount of assets;

          (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of OdysseyRe, whether through a change in the number or term of directors or otherwise;

          (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of OdysseyRe;

          (f) The Reporting Persons have no plans or proposals to cause OdysseyRe to make any other material change in its business or corporate structure;

          (g) The Reporting Persons have no plans or proposals to cause OdysseyRe to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of OdysseyRe by any person;

          (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

          (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

          (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

          To the best knowledge of the Reporting Persons, the following persons beneficially own approximately the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares, except that Mr. Griffiths shares voting and dispositive power over 5,000 of such Shares with Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths (in each case the amount of Shares accounts for less than 1% of the total outstanding amount of Shares):

James F. Dowd           24,684
Andrew A. Barnard      518,615
Anthony F. Griffiths    10,741
Brandon W. Sweitzer      6,741
Frank B. Bennett         4,791

          The Shares shown above for James F. Dowd and Andrew A. Barnard include Shares acquired pursuant to OdysseyRe's Employee Share Purchase Plan within the last 60 days. Messrs. Dowd, Griffiths, Sweitzer and Bennett have each reported on Form 4 the acquisition of 741 shares, granted pursuant to the Odyssey Re Holdings Corp. Restricted Share Plan, on September 29, 2006.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

          (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        ------------------------

          Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OdysseyRe, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

          Pursuant to a master note purchase agreement among Fairfax LLC, NMS Services (Cayman) Inc. (the "Purchaser"), Fairfax, as guarantor, and Banc of America Securities LLC, as agent, dated as of November 19, 2004 (the "Master Note Purchase Agreement"), in consideration for the Old Exchangeable Notes, Fairfax LLC issued (1) $68,092,000 aggregate principal amount of New Exchangeable Notes that are exchangeable into 2,900,000 Shares at the option of the Purchaser during the period beginning on and including November 3, 2006 through and including November 17, 2006, such date the "Exchange Period End Date" for such Exchangeable Notes and (2) $32,872,000 aggregate principal amount of New Exchangeable Notes exchangeable into 1,400,000 Shares at the option of the Purchaser during the period beginning on and including August 4, 2006 through and including August 18, 2006, such date the "Exchange Period End Date" for such Exchangeable Notes. The Old Exchangeable Notes have been cancelled. In addition, under the Master Note Purchase Agreement, the New Exchangeable Notes are exchangeable at the option of the Purchaser if at any time prior to the applicable Exchange Period End Date (a) OdysseyRe shall declare either (i) a dividend on the Shares to be paid in property other than cash or Shares or (ii) a quarterly cash dividend in excess of $0.03125 per Share, or (b) Fairfax LLC fails to reimburse the Purchaser for certain costs. The performance of Fairfax LLC's obligations under the New Exchangeable Notes has been guaranteed by Fairfax and, pursuant to a pledge agreement among Fairfax LLC, the Purchaser, and Banc of America Securities LLC, as agent, dated as of November 19, 2004 (the "Pledge Agreement"), secured by a pledge of the 2003 Purchased Shares in favor of the Purchaser. Immediately following the 2004 Purchase, the Purchaser transferred the New Exchangeable Notes to Intrepid Portfolios LLC ("Intrepid"), an affiliate of Bank of America, N.A. In addition, the Purchaser transferred its rights and obligations, and Intrepid assumed the Purchaser's rights and obligations, under the Master Note Purchase Agreement and the Pledge Agreement.

          Pursuant to a note cancellation and purchase price adjustment agreement, dated as of August 18, 2006, among Fairfax LLC, Fairfax, Intrepid and Banc of America Securities LLC (the "Note Cancellation Agreement"), Fairfax LLC purchased for cancellation from Intrepid $23,480,000 aggregate principal amount of New Exchangeable Notes (the "Purchased Notes"). Fairfax LLC agreed to pay a purchase price of $23,546,000 for the Purchased Notes, which purchase price was subject to adjustment, as set forth in the Note Cancellation Agreement, to reflect costs incurred by Intrepid and its affiliates in relation to the Note Cancellation Agreement, including costs related to the purchase by Intrepid of Shares used to cover all or a portion of any hedge maintained. Pursuant to the Note Cancellation Agreement, Intrepid agreed to use commercially reasonable efforts to purchase 1,000,000 Shares, on any securities exchange or privately. Intrepid agreed to use good faith efforts to effect such purchases of Shares in a manner that would, if Intrepid were Fairfax LLC or an affiliated purchaser of Fairfax LLC, be subject to the safe harbor provided by Rule 10b-18(b) under the Securities Exchange Act of 1934, as amended, or otherwise in a manner that Intrepid, in its discretion, believes is in compliance with applicable requirements. $9,392,000 aggregate principal amount of New Exchangeable Notes was cancelled on May 26, 2006 and, as a result, following the purchase and cancellation of the Purchased Notes by Fairfax LLC pursuant to the Note Cancellation Agreement, $68,092,000 aggregate principal amount of New Exchangeable Notes remained outstanding. On November 16, 2006, Fairfax LLC delivered 2,900,000 Shares to the holder of the outstanding New Exchangeable Notes (in an aggregate principal amount of $68,092,000) in exchange for such New Exchangeable Notes, following the exercise, pursuant to the terms of the New Exchangeable Notes, by such holder of its right to exchange such New Exchangeable Notes for such Shares.

          OdysseyRe has entered into a registration rights agreement with TIC and ORH Holdings. The registration rights agreement includes rights to require OdysseyRe to register the offer and sale of Shares held by TIC and ORH Holdings on up to three different occasions. Each of TIC and ORH Holdings may also require OdysseyRe to file registration statements on Form S-3. The registration rights agreement also includes the right to require OdysseyRe to include OdysseyRe common stock held by TIC and ORH Holdings in up to three future registration statements that OdysseyRe files with the Securities and Exchange Commission. Under the agreement, OdysseyRe also provides TIC and ORH Holdings with the right to participate in any securities offerings by OdysseyRe in order to maintain their percentage ownership. These rights are subject to various conditions and limitations. Under the registration rights agreement, OdysseyRe will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act of 1933, as amended.

          Messrs. Andrew A. Barnard, James F. Dowd, Frank B. Bennett, Anthony Griffiths and Brandon W. Sweitzer have been granted stock options to purchase Shares in the amount of 62,500, 15,000, 3,750, 5,000, 5,000, respectively, under the OdysseyRe 2002 Stock Incentive Plan that have vested but which have not been exercised."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

          7.1 Joint filing agreement dated as of November 16, 2006 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., Fairfax Financial (US) LLC, TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

          IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 16th day of November, 2006.

                                        V. PREM WATSA


                                        /s/ V. Prem Watsa
                                        ----------------------------------------


                                        1109519 ONTARIO LIMITED


                                        By /s/ V. Prem Watsa
                                           -------------------------------------
                                           Name: V. Prem Watsa
                                           Title: President


                                        THE SIXTY TWO INVESTMENT
                                        COMPANY LIMITED


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: President


                                        810679 ONTARIO LIMITED


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: President

                                        FAIRFAX FINANCIAL HOLDINGS LIMITED


                                        By: /s/ Paul Rivett
                                            ------------------------------------
                                            Name: Paul Rivett
                                            Title: Vice President


                                        FFHL GROUP LTD.


                                        By: /s/ V. Prem Watsa
                                            ------------------------------------
                                            Name: V. Prem Watsa
                                            Title: Vice President


                                        FAIRFAX INC.


                                        By: /s/ John K. Cassil
                                            ------------------------------------
                                            Name: John K. Cassil
                                            Title: Vice President


                                        FAIRFAX FINANCIAL (US) LLC.


                                        By: /s/ John K. Cassil
                                            ------------------------------------
                                            Name: John K. Cassil
                                            Title: President and Manager


                                        TIG HOLDINGS, INC.


                                        By: /s/ William J. Gillett
                                            ------------------------------------
                                            Name: William J. Gillett
                                            Title: President

                                        TIG INSURANCE GROUP, INC.


                                        By: /s/ William J. Gillett
                                            ------------------------------------
                                            Name: William J. Gillett
                                            Title: President


                                        TIG INSURANCE COMPANY


                                        By: /s/ William J. Gillett
                                            ------------------------------------
                                            Name: William J. Gillett
                                            Title: President


                                        ORH HOLDINGS INC.


                                        By: /s/ Ronald Schokking
                                            ------------------------------------
                                            Name: Ronald Schokking
                                            Title: Vice President


                                        UNITED STATES FIRE INSURANCE COMPANY


                                        By: /s/ Carol Ann Soos
                                            ------------------------------------
                                            Name: Carol Ann Soos
                                            Title: Vice President

                                   ANNEX INDEX
                                   -----------

ANNEX   DESCRIPTION
-----   -----------
A       Directors and Executive Officers of 1109519 Ontario Limited

B       Directors and Executive Officers of The Sixty Two Investment Company
        Limited

C       Directors and Executive Officers of 810679 Ontario Limited

D       Directors and Executive Officers of Fairfax Financial Holdings Limited

E       Directors and Executive Officers of FFHL Group Ltd.

F       Directors and Executive Officers of Fairfax Inc.

G       Members of the Board of Managers and Executive Officers of Fairfax
        Financial (US) LLC

H       Directors and Executive Officers of TIG Holdings, Inc.

I       Directors and Executive Officers of TIG Insurance Group, Inc.

J       Directors and Executive Officers of TIG Insurance Company

K       Directors and Executive Officers of ORH Holdings Inc.

L       Directors and Executive Officers of United States Fire Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
V. Prem Watsa                        Chairman and Chief Executive Officer,   Canadian
(President and Director)             Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario  M5J 2N7

Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Assistant Secretary and Director)   Fairfax Financial Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
V. Prem Watsa                        Chairman and Chief Executive Officer,   Canadian
(President and Director)             Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario  M5J 2N7

Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Assistant Secretary and Director)   Fairfax Financial Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
V. Prem Watsa                        Chairman and Chief Executive Officer,   Canadian
(President and Director)             Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Assistant Secretary and Director)   Fairfax Financial Holdings Limited

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

          The following table sets forth certain information with respect to the directors and executive officers of

Fairfax Financial Holdings Limited.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
V. Prem Watsa                        Chairman and Chief Executive Officer,   Canadian
(Chairman and Chief Executive        Fairfax Financial Holdings Limited
Officer)                             95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Frank B. Bennett                     President, Artesian Management Inc.     United States
(Director)                           301 Carlson Parkway, Suite 120
                                     Minnetonka, MN 55305

Anthony Griffiths                    Independent Business Consultant         Canadian
(Director)                           Toronto, Ontario, Canada

Brandon W. Sweitzer                  Senior Advisor to the President of      United States
(Director)                           the Chamber of Commerce of The
                                     United States
                                     1615 H Street, NW
                                     Washington, DC 20062

Paul Murray                          President, Pine Smoke Investments       Canadian
(Director)                           Toronto, Ontario Canada

Greg Taylor                          Vice President and Chief                Canadian
(Vice President and Chief            Financial Officer,
Financial Officer)                   Fairfax Financial Holdings Limited

Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Vice President, Corporate           Fairfax Financial Holdings Limited
Affairs)

Paul Rivett                          Vice President,                         Canadian
(Vice President)                     Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

          The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
James F. Dowd                        President and Chief Executive           United States
(Chairman)                           Officer, Fairfax Inc.
                                     300 First Stamford Place
                                     Stamford, Connecticut 06902

Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Bradley P. Martin                    Vice President,                         Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited

V. Prem Watsa                        Chairman and Chief Executive Officer,   Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited

Ronald Schokking                     Vice President, Finance,                Canadian
(Vice President)                     Fairfax Financial Holdings Limited

M. Jane Williamson                   Vice President,                         Canadian
(Director)                           Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

James F. Dowd                        Chairman, President and Chief           United States
(Chairman, President and Chief       Executive Officer, Fairfax Inc.
Executive Officer)                   300 First Stamford Place
                                     Stamford, Connecticut 06902

John K. Cassil                       Vice President,                         United States
(Vice President, Treasurer and       Fairfax Inc.
Director)                            300 First Stamford Place
                                     Stamford, Connecticut 06902

Bradley P. Martin                    Vice President,                         Canadian
(Corporate Secretary)                Fairfax Financial Holdings Limited

                                                                         ANNEX G

           MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF
                           FAIRFAX FINANCIAL (US) LLC

          The following table sets forth certain information with respect to the members of the board of managers and executive officers of Fairfax Financial
(US) LLC.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
John K. Cassil                       Vice President,                         United States
(President and Manager)              Fairfax Inc.
                                     300 First Stamford Place
                                     Stamford, Connecticut 06902

William McManus                      Managing Director,                      United States
(Manager)                            Horizon Management, Inc.
                                     8318 Pineville-Matthews Road
                                     Suite 390 G
                                     Charlotte, NC 28226

Bradley P. Martin                    Vice President,                         Canadian
(Vice President)                     Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

          The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
V. Prem Watsa                        Chairman and Chief Executive Officer,   Canadian
(Chairman and Director)              Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Bradley P. Martin                    Vice President,                         Canadian
(Director)                           Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario M5J 2N7

Dennis C. Gibbs                      Chief Executive Officer and Director,   United States
(Chief Executive Officer and         TIG Insurance Company
Director)                            c/o Riverstone Resources
                                     250 Commercial St.
                                     Suite 5000
                                     Manchester, New Hampshire 03101

William J. Gillett                   President and Director,                 United States
(President and Director)             TIG Insurance Company

Michael J. Sluka                     Senior Vice President, Chief            United States
(Senior Vice President, Chief        Financial Officer, Treasurer and
Financial Officer and Treasurer)     Director, TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            TIG INSURANCE GROUP, INC.

          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
William J. Gillett                   President and Director,                 United States
(President and Director)             TIG Insurance Company
                                     c/o Riverstone Resources LLC
                                     250 Commercial St.
                                     Suite 5000
                                     Manchester, New Hampshire 03101

Dennis C. Gibbs                      Chief Executive Officer and Director,   United States
(Chief Executive Officer, Director   TIG Insurance Company
and Chairman)

Charles G. Ehrlich                   Senior Vice President, Secretary and    United States
(Senior Vice President, General      General Counsel,
Counsel and Secretary)               Riverstone Claims Management LLC
                                     250 Commercial Street, Suite 5000
                                     Manchester, NH 03101

Michael J. Sluka                     Senior Vice President, Chief            United States
(Senior Vice President, Chief        Financial Officer, Treasurer and
Financial Officer, Treasurer,        Director, TIG Insurance Company
and Director)

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
Dennis C. Gibbs                      Chairman, Chief Executive Officer and   United States
(Chairman, Chief Executive           Director,
Officer and Director)                TIG Insurance Company
                                     c/o Riverstone Resources LLC
                                     250 Commercial St.
                                     Suite 5000
                                     Manchester, New Hampshire 03101

William J. Gillett                   President and Director,                 United States
(President and Director)             TIG Insurance Company

Charles G. Ehrlich                   Senior Vice President, Secretary and    United States
(Senior Vice President and           General Counsel,
Director)                            Riverstone Claims Management LLC
                                     250 Commercial Street, Suite 5000
                                     Manchester, NH  03101

John M. Parker                       Senior Vice President, General          United States
(Senior Vice President,              Counsel, and Secretary,
General Counsel, and                 TIG Insurance Company
Secretary)

Robert L. Gossett                    Senior Vice President and Director,     United States
(Senior Vice President and           TIG Insurance Company
Director)

Michael J. Sluka                     Senior Vice President, Chief            United States
(Senior Vice President, Chief        Financial Officer, Treasurer and
Financial Officer, Treasurer         Director, TIG Insurance Company
and Director)

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                ORH HOLDINGS INC.

          The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
Andrew A. Barnard                    President and Chief Executive           United States
(President)                          Officer, Odyssey Re Holdings Corp.
                                     300 First Stamford Place,
                                     Stamford, Connecticut  06902

Eric P. Salsberg                     Vice President, Corporate Affairs,      Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited
                                     95 Wellington Street West
                                     Suite 800
                                     Toronto, Ontario

Bradley P. Martin                    Vice President,                         Canadian
(Vice President and Director)        Fairfax Financial Holdings Limited

                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

          The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                     PRESENT PRINCIPAL OCCUPATION OR
                                     EMPLOYMENT AND THE NAME, PRINCIPAL
                                     BUSINESS AND ADDRESS OF ANY
                                     CORPORATION OR OTHER ORGANIZATION IN
NAME                                 WHICH SUCH EMPLOYMENT IS CONDUCTED      CITIZENSHIP
----                                 -------------------------------------   -----------
Nikolas Antonopoulos                 Chief Executive Officer and             United States
(Chief Executive Officer and         President, Crum & Forster Holdings
Chairman)                            Corp. and various other insurance
                                     subsidiaries
                                     305 Madison Avenue
                                     Morristown, NJ 07962

Joseph F. Braunstein, Jr.            President and Director,                 United States
(President and Director)             United States Fire Insurance Company
                                     305 Madison Avenue
                                     Morristown, NJ  07962

Mary Jane Robertson                  Executive Vice President, Chief         United States
(Executive Vice President,           Financial Officer and Treasurer,
Chief Financial Officer,             Crum & Forster Holdings Corp. and
Treasurer and Director)              various other insurance subsidiaries

Dennis J. Hammer                     Senior Vice President and Controller,   United States
(Senior Vice President and           United States Fire Insurance Company
Controller)

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.   DESCRIPTION
-----------   -----------
    7.1       Joint filing agreement dated as of November 16, 2006 among V. Prem
              Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company
              Limited, 810679 Ontario Limited, Fairfax Financial Holdings
              Limited, FFHL Group Limited, Fairfax Inc., Fairfax Financial (US)
              LLC, TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance
              Company, ORH Holdings Inc., and United States Fire Insurance
              Company.